CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
100% Principal Protection Callable Spread Daily Range Accrual Notes with Interest Linked to the Spread Between the USD 30-Year Swap Rate and the USD 2-Year Swap Rate	$5,272,000	$161.85

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-132747

PRICING SUPPLEMENT (To Prospectus dated March 27, 2006 and Prospectus Supplement dated August 7, 2007)
100% Principal Protection
Callable Spread Daily Range Accrual Notes with Interest Linked to the Spread Between the USD 30-Year Swap Rate and the USD 2-Year Swap Rate
UBS AG $5,272,000 Notes due on August 31, 2022, Callable Commencing in August 2008

Investment Description
We are offering 100% principal protection notes with interest linked to the excess, if any, of the USD 30-year Swap Rate over the USD 2-year Swap Rate, which we refer to in this pricing supplement as the “Notes.” The Notes are 100% principal protected if held until maturity.
You will receive interest payments based on the Applicable Interest Rate, as determined by the Calculation Agent, payable quarterly in arrears on each Interest Payment Date. The maximum interest rate for any Interest Period is the Base Rate, and the Notes will only bear interest for such Interest Period at that rate if the Daily Spread remains equal to or above 0.00% on every day during such Interest Period (all capitalized terms defined below). You will not earn interest for any day on which the Daily Spread is less than 0.00%.
Accordingly, the actual interest payable on your Notes for an Interest Period may be zero, and your return for any Interest Period over the life of the Notes could be significantly less than the Base Rate for that Interest Period. For a detailed description of how the USD 30-Year Swap Rate and the USD 2-Year Swap Rate will be determined, see “Final Terms” begining on page 3.

Features	Key Dates
❑    Interest linked to the excess, if any, of the USD 30–year Swap Rate over the USD 2–year Swap Rate during the applicable interest periods.
❑    100% principal protection if held to maturity.
❑    Base Rate is 7.60%
❑    Notes callable commencing on the Interest Payment Date in August 2008 and thereafter, the Notes are callable by the issuer quarterly on every interest payment date by giving at least 5 business days notice.

Trade Date                         August 27, 2007
Settlement Date                  August 31, 2007
Maturity Date                     August 31, 2022
Interest Payment Date        Each of February 28, May 31, August 31, and November 30, commencing on November 30, 2007, or if any such day is not a Business Day, as described under “Final Terms” begining on page 3.
First Call Date                    The Interest Payment Date in August 2008.

See “Key Risks” beginning on page 4 for risks related to an investment in the Notes.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, the prospectus supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured. The Notes will not be listed on any U.S. stock exchange.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Note	100%	2%	98%
Total	$5,272,000	$105,440	$5,166,560

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated August 27, 2007

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes, with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site as follows:

♦	Prospectus Supplement dated August 7, 2007:
http://www.sec.gov/Archives/edgar/data/1114446/000095010307002023/dp06544e_424b2.htm

♦	Prospectus dated March 27, 2006:
http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You should reach an investment decision only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries.  Also, references to the “Product Supplement” mean the UBS prospectus supplement, dated August 7, 2007, relating to range accrual notes generally, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if:

♦    You seek an investment that is 100% principal protected if held to maturity.

♦    You seek an investment with a return linked to the spread between the USD 30-year Swap Rate and the USD 2 year Swap Rate and understand the complex factors that influence long- and short-term interest rates in general and swap rates in particular.

♦    You believe that generally the excess of the USD 30-year Swap Rate over the USD 2-year Swap Rate will be greater than or equal to 0.00% during the period you will hold the Notes.

♦    You are comfortable holding Notes with unpredictable interest payments, which could result in your receiving no interest on your Notes for some or all of the 15-year term of your Notes.

♦    You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

♦     You are comfortable holding Notes that are callable by the Issuer.

The Notes may not be suitable for you if:

♦    You believe that there will be a significant number of days on which the USD 30-year Swap Rate will be less than the USD 2-year Swap Rate, such that the Notes will provide you with a return than is less than the Base Rate or may even be zero.

♦    You are not familiar with the complex factors that influence long– and short–term interest rates and swap rates.

♦    You seek an investment for which there will be an active secondary market.

♦    You are unable or unwilling to hold the Notes until maturity.

♦    You are uncomfortable holding Notes with unpredictable interest payments which could result in your receiving no interest for some or all of the 15-year term of your Notes.

♦     You are not comfortable investing in Notes that are callable by the issuer.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.  You should also review carefully the “Key Risks” beginning on page 4 and “Risk Factors” beginning on page PS-13 of the Product Supplement for risks related to an investment in the Notes.

Final Terms
Issuer:	UBS AG, Jersey Branch
Issue Price:	$1,000 per Note
Term:	15 years, subject to an early redemption as described herein, in the Product Supplement and in the accompanying prospectus.
Interest:
The Notes will bear interest at the Applicable Interest Rate, payable quarterly in arrears on each of February 28, May 31, August 31, and November 30 commencing on November 30, 2007 (each such date an “interest payment date”), or if any such day is not a Business Day, on the first following day that is a Business Day unless that day falls in the next calendar month, in which case the interest payment date shall be the preceding day that is a Business Day.

Base Rate:	The Base Rate is 7.60% per annum
Applicable Interest Rate:
The Base Rate multiplied by the number of calendar days (including non Business Days) in respect of which the Daily Spread is greater than or equal to 0.00% during that Interest Period; divided by the total number of calendar days (including non Business Days) in that Interest Period.

Daily Spread:
For any day in an Interest Period:
Daily Spread = USD 30–year Swap Rate minus USD 2–year Swap Rate
Provided, that:
•      The Daily Spread with respect to any Saturday, Sunday or any other day which is not a Business Day will be the Daily Spread for the immediately preceding Business Day; and
•      The Daily Spread in effect on the fifth Business Day prior to any Interest Payment Date will apply with respect to each subsequent day until (and including) that Interest Payment Date.

Interest Period:
Quarterly from (and including) each Interest Payment Date (or the Settlement Date, in the case of the first Interest Period), to (but excluding) the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).

Redemption Price:	100% of the Issue Price per Note plus any accrued but unpaid interest on the Notes.
Issuer’s Call Option:
The issuer may at its election redeem the Notes in whole, but not in part, at the Redemption Price, on any interest payment date occurring in or after August 2008 by giving at least 5 Business Days’ prior written notice to the indenture trustee.

USD 30-year Swap Rate:
On any Business Day during an Interest Period, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00a.m., New York City time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “General Terms of the Notes—Interest—Reference Rate” in the Product Supplement. The USD 30-Year Swap Rate on the date hereof (in percentages) is 5.473.

USD 2-year Swap Rate:
On any Business Day during an Interest Period, the rate for U.S. Dollar swaps with a maturity of 2 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00a.m., New York City time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “General Terms of the Notes—Interest—Reference Rate” in the Product Supplement. The USD 2-Year Swap Rate on the date hereof (in percentages) is 4.94.

Principal Protection:	100% if held to maturity.
Denominations:	$1,000 and integral multiples thereof, with a minimum initial investment in the Notes of $10,000.
Calculation Agent:	UBS AG, acting through its London Branch
Business Day:
Any calendar day other than a Saturday or Sunday or any day on which banks and financial institutions in the city of New York are authorized or obligated by law or executive order to be closed.
Any payment on your Notes that would otherwise be due on a day that is not a Business Day may instead be paid on the next day that is a Business day, unless such day falls in the next calendar month, in which case the payment date will be the last Business Day of the then current calendar month, in each case, with the same effect as if paid on the original due date.

CUSIP:	90261KNY2
ISIN:	US90261KNY28

Key Risks

The return on the Notes is linked to the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate, and may entail certain risks not associated with an investment in conventional floating rate or fixed rate medium term notes. This section contains a non-exhaustive summary of key risks relating to investment in the Notes.  For a more detailed discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page PS-13 of the Product Supplement. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the Product Supplement and accompanying prospectus to which it relates, as well as to consult with your own investment, legal, tax, accounting and other advisors with respect to your personal circumstances before investing in the Notes.

Limitation on returns on the Notes – The interest payable on the Notes is uncertain and the maximum interest Rate for any Interest Period is the Base Rate, which is 7.60% per annum. However, for every day during an Interest Period on which the Daily Spread (i.e., the difference between the USD 30-Year Swap Rate and the USD 2-Year Swap Rate) is less than 0.00%, the Applicable Interest Rate for that interest period will be reduced, and if, for every day in an Interest Period, the Daily Spread is less than 0.00%, the Applicable Interest Rate for that Interest Period will be zero. You will not earn interest for any day on which the Daily Spread is less than 0.00%. If the Daily Spread is less than 0.00% on each day during an Interest Period, no interest will accrue on the Notes for that Interest Period and, as a result, your return on the Notes for that or any Interest Period may be zero and the return over the life of the Notes could be significantly less than the Base Rate or could even be zero.

There may be little or no secondary market for the Notes — We do not intend to list the Notes on any stock exchange or automated quotation system, and there can be no assurances that a secondary market for the Notes will develop.  UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop any such market-making activities at any time. As a result, you may not be able to sell the Notes prior to maturity or you may have to sell them at a price that is significantly lower than the issue price.

We may choose to redeem the Notes — We may redeem your Notes on any Interest Payment Date in or after August 2008. If the Notes are redeemed, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate comparable to that of the Notes.

Market factors may influence whether we exercise our right to redeem the Notes prior to their scheduled maturity — It is more likely that we will redeem the Notes prior to their stated Maturity Date to the extent that the spread between the USD 30-Year Swap Rate and the USD 2-Year Swap Rate increases and results in an amount of interest in respect of the Notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If the Notes are called prior to their stated maturity date, you may be unable to invest in securities with similar risk and yield as the Notes and replacement investments may be more expensive than your investment in the Notes. Your ability to realize market value appreciation and any interest on the Notes is limited by our right to redeem the Notes prior to their scheduled maturity.

Information about historical values may not be indicative of future values — Historical performance of the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate should not be taken as an indication of the future performance of the USD 30-year Swap Rate and the USD 2 year Swap Rate during the term of the Notes.  It is impossible to predict whether the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate will increase or decrease in the future. The spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate will be influenced by complex and interrelated political, economic, financial and other factors.

The market value of the Notes may be influenced by unpredictable factors — The market value of your Notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the USD 30-Year Swap Rate and the USD 2-Year Swap Rate on any day and expectations relating to the future level of the USD 30-Year Swap Rate and the USD 2-Year Swap Rate will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

•	supply and demand for the Notes, including inventory positions held by UBS Securities LLC, UBS Financial Services Inc., any of our other affiliates or any other market maker;
•	economic, financial, political and regulatory or judicial events that affect financial markets generally;
•	interest rates in the market generally;
•	the time remaining to maturity;
•	our right to redeem the Notes;
•	the creditworthiness and credit ratings of UBS; and
•	expectations about future levels and volatility of the USD 30-Year Swap Rate and the USD 2-Year Swap Rate.

Credit of UBS — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.

The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices for the Notes — Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates would be willing to purchase the Notes in secondary market transactions, if at all, will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by UBS Securities LLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

We may have conflicts of interests arising from our relationships with the Calculation Agent — You should be aware that UBS AG, acting through its London Branch, in its capacity as Calculation Agent for the Notes, is under no obligation to take your interests into consideration in determining the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate or the number of days on which interest will accrue and is only required to act in good faith and in a commercially reasonable manner.  UBS AG, London Branch, will, among other things, also determine the applicable interest rate and the redemption payment to be made on the Notes.  Because these determinations by the Calculation Agent will affect the interest, redemption payment and the payment at maturity on the Notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent. In addition, UBS and its affiliates are active participants in the U.S. Dollar swap rate market as dealers, proprietary traders and agents for its customers, and therefore at any given time, we may be a party to one or more transactions related to the USD 30-year Swap Rate or the USD 2-year Swap Rate.  Any of these activities may adversely affect the Daily Spread.

What Are the Tax Consequences of the Notes?

You should read carefully the section in the Product Supplement entitled “Certain United States Federal Income Tax Considerations.” Subject to the limitations described therein, the Notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes, and the relevant portions from that section of the Product Supplement describe what should be the tax consequences to you from the purchase, ownership and disposition of the Notes. Under such treatment, interest paid on a Note should be taxable to a U.S. Holder as ordinary interest income at the time it is accrued or received, in accordance with the holder’s method of accounting for U.S. federal income tax purposes.  In addition, upon a sale, exchange or retirement of the Notes (including at maturity), a U.S. Holder should recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such holder’s adjusted tax basis in the Note, which should equal the amount such holder paid to acquire the Note.

Generally, there will be no withholding on amounts paid to a Non-U.S. Holder, provided certain certification requirements are satisfied.

Please see the accompanying prospectus for a discussion of certain Swiss tax considerations relating to the Notes.

How Will the Applicable Interest Rate In Respect of Each Interest Period Be Calculated?

The Applicable Interest Rate and, therefore, the amount of interest that will accrue on the Notes in respect of any Interest Period will depend on the Daily Spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate and will be calculated as follows:

Step 1:   Determine the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate (the “Daily Spread”) for each day during the Interest Period according to the following methodology:

➢	“Daily Spread”:

•	for any Business Day during an Interest Period the amount (expressed as a percentage per annum) is equal to the excess (if any) of the USD 30-year Swap Rate over the USD 2-Year Swap Rate on such day;

•	for any calendar day in such Interest Period that is not a Business Day, the Daily Spread is determined in respect of the immediately preceding Business Day; and

•
for each calendar day in the Interest Period starting on the fourth Business Day prior to an Interest Payment Date, the Daily Spread is determined in respect of the fifth Business Day prior to that Interest Payment Date.

Step 2:   Calculate the Applicable Interest Rate

The Applicable Interest Rate for such Interest Period will be equal to the product of (a) the Base Rate of 7.60% per annum, and (b) a fraction, the numerator of which is equal to the number of days during such Interest Period on which the Daily Spread is greater than or equal to the Minimum Daily Spread (which is 0.00%) and the denominator of which is the number of actual days in such Interest Period.

Another way to express the applicable interest rate for an interest period is as a formula:

Applicable Interest Rate = Base Rate x (n/N)

where “n” is equal to the number of days during such interest period on which the Daily Spread is greater than or equal to the Minimum Daily Spread (which is 0.00%); and

“N” is the number of actual days in such interest period.

Step 3:   Calculate the amount of interest to be paid on the Notes

The amount of interest to be paid on the Notes for an Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that interest period and (c) the number of days in that interest period divided by 360 (with the number of days to be calculated on the basis of a year of 360 days consisting of twelve 30-day months).

Hypothetical Examples

Hypothetical Examples – Interest Amount for an Interest Period
Assumptions:

Principal amount of the Notes:	$1,000
Number of days in the interest period:	90
Base Rate	7.60% per annum
Minimum Daily Spread:	0.00%

The following table illustrates how the Applicable Interest Rate is calculated based on the number of days the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate is greater than or equal to the Minimum Daily Spread:

Base Rate	Number of days in an interest period for which the Daily Spread is greater than or equal to 0.00%	Applicable Interest Rate (annualized)	Interest Amount in the interest period
7.60%	90	7.60%	$19.00
7.60%	60	5.06667%	$12.67
7.60%	30	2.53333%*	$6.33*
7.60%	0	0%	$0

* Given the Base Rate and the number of days in the Interest Period for which the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate is greater than or equal to the Minimum Daily Spread (as set out in the table), the Applicable Interest Rate and the amount of interest to be paid is calculated, respectively, as follows:
➢	Applicable Interest Rate = 7.60% x (30/90) = 2.53333%
➢	Interest amount = $1,000 x 2.53333% x (90/360) = $6.33

Fluctuations in the level of the spread between the USD 30-year Swap Rate and the USD 2-year Swap Rate make the effective return on the Notes difficult to predict and can result in effective interest rates to holders of the Notes that are lower than anticipated and which can equal zero for one or more interest periods.

Historical Behavior of the Spread Between the USD 30-Year Swap Rate and the USD 2-Year Swap Rate

The graph below illustrates the differences between USD 30-year Swap Rate and the USD 2-year Swap Rate from March 7, 1997 to August 24, 2007, based on information from Bloomberg L.P.  Past movements of the USD Swap Rates are not indicative of future levels or the future behavior of the USD Swap Rates.  In considering this historical information, you should note that the Calculation Agent’s determination of whether interest will accrue on the five Business Days prior to any interest payment date will be based on the Daily Spread only on the fifth Business Day prior to such interest payment date.  Accordingly, the Daily Spread on the four Business Days prior to any interest payment date will not be considered in determining whether interest will accrue on such four Business Days.  Historical trends are not indicative of future behavior of the USD 30-year Swap Rate, the USD 2-year Swap Rate or the spread between the USD Swap Rates.

USD 30-Year Swap Rate - USD 2-Year Swap Rate (bps)
400
375
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0
-25
7-Mar-97
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7-Mar-07

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. Dollars.

As of June 30, 2007	CHF	USD
	(in millions)
Debt
Short term debts issued(1)	204,138	167,077
Long term debts issued(1)	188,618	154,375
Total Debt issued(1)	392,756	321,452
Minority Interest(2)	6,139	5,024
Shareholders’ equity	51,259	41,953
Total capitalization	450,154	368,429

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position based on remaining maturities (split in short and long term is available only quarterly)
(2)	Includes Trust Preferred Securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.81845 (the exchange rate in effect as of June 30, 2007).

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the accompanying prospectus.

We expect to deliver the Notes against payment on August 31, 2007, which will be the 4th Business Day following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Notes on the Trade Date or the business day immediately following the Trade Date, it will be required, by virtue of the fact that the Notes initially will settle on the 4th business day following the Trade Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

We or one of our affiliates will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.